UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE 13D

Under the Securities Exchange Act of 1934

EGENE, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

282266 10 5

(CUSIP Number)

QIAGEN N.V.

c/o QIAGEN North American Holdings, Inc.

19300 Germantown Road

Germantown, MD 20874

Copy to:

Jonathan L. Kravetz, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

One Financial Center

Boston, MA 02111

(617) 542-6000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

April 30, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 8 pages

CUSIP NO. N72482107	SCHEDULE 13D 13D/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) QIAGEN N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)		☒ ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 580,000
	8	SHARED VOTING POWER 5,902,205
	9	SOLE DISPOSITIVE POWER 580,000
	10	SHARED DISPOSITIVE POWER 3,498,133
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,482,205
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.5%
14	TYPE OF REPORTING PERSON (See Instructions) CO

Page 2 of 8 pages

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D relates to the common stock, $0.001 par value, of eGene, Inc, a Nevada corporation (“eGene”). eGene’s principle offices are located at 17841 Fitch, Irvine, CA 92614.

Item 2.	Identity and Background

(a)	This Amendment No. 1 to Schedule 13D is being filed by QIAGEN N.V. (the “Reporting Person”).
(b)	The business address of the Reporting Person is: QIAGEN N.V., c/o QIAGEN North American Holdings, Inc., 19300 Germantown Road, Germantown, MD, 20874.
(c)	The principal business of the Reporting Person is to provide innovative technologies and products for preanalytical sample preparation and molecular diagnostics solutions.
(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.
(f)	The Netherlands.

Item 3.	Source and Amount of Funds or Other Consideration

On April 30, 2007 and May 8, 2007, QIAGEN North American Holdings, Inc. (“Holdings”), a wholly-owned subsidiary of the Reporting Person, purchased warrants to purchase 580,000 shares of common stock of eGene in the aggregate from third parties for the aggregate purchase price of $377,000. The $377,000 was paid from available working capital. The warrants were subsequently exercised on April 30, 2007 and May 9, 2007 at an exercise price of $0.45 per share.

Item 4.	Purpose of Transaction

(a) – (b) The 580,000 shares of eGene common stock were purchased to increase the Reporting Person’s ownership of eGene in connection with the merger transaction described below.

Holdings is party to voting agreements dated as of April 12, 2007 (the “Voting Agreements”), with each of the directors and executive officers of eGene and certain other stockholders of eGene, which Voting Agreements were entered into in connection with the Agreement and Plan of Merger, dated as of April 12, 2007 (the “Merger Agreement”), among Holdings, Elektra Merger Sub, Inc., a Nevada corporation and a wholly-owned subsidiary of Holdings (the “Merger Sub”), and eGene. Pursuant to the

Page 3 of 8 pages

Voting Agreements, the Reporting Person may be deemed to beneficially own 5,902,205 shares of eGene common stock.

The Voting Agreements were entered into as a condition to the willingness of the Reporting Person to enter into the Merger Agreement and to increase the likelihood that the approval of eGene’s stockholders required in connection with the merger will be obtained. The purchase of an additional 580,000 shares of eGene common stock further increases the likelihood of obtaining such approval.

(c) Not applicable.

(d) Upon consummation of the merger, the directors of the Merger Sub will be the directors of the surviving corporation, to hold office in accordance with the Articles of Incorporation and Bylaws of the surviving corporation. The officers of the surviving corporation shall be the officers of eGene immediately prior to the consummation of the merger, until their resignation or removal or until their respective successors are duly elected and qualified.

(e) Other than merger consideration payment, this section is not applicable.

(f) Not applicable.

(g) Upon consummation of the merger, the Articles of Incorporation and Bylaws of the Merger Sub, as in effect immediately prior to the merger, shall be the Articles of Incorporation and Bylaws of the surviving corporation, and the name of the Merger Sub shall be changed to “eGene, Inc.”

(h) – (i) Upon consummation of the merger, eGene common stock will be delisted from Over The Counter Bulletin Board and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act of 1934, as amended.

(j) Other than as described above in this Item 4 (including Item 3 incorporated by reference therein), the Reporting Person and Holdings have no plans or proposals which would relate to or result in any of the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D (although the Reporting Person and Holdings reserve the right to formulate specific plans and proposals with respect to, or change their intentions regarding, any or all of the foregoing, subject to the terms of the Merger Agreement and the Voting Agreements).

Page 4 of 8 pages

Item 5.	Interest in Securities of the Issuer

(a) As a result of the Reporting Person’s purchase of 580,000 shares of eGene common stock and prior entry into the Voting Agreements, the Reporting Person may be deemed to be the beneficial owner of 6,482,205 shares of eGene common stock, which constitutes approximately 34.5% of the issued and outstanding shares of eGene common stock.

(b) The Reporting Person has the sole power to vote, or direct to vote 580,000 shares of eGene common stock. In addition, the Reporting Person may have the sole power to vote, or direct the vote, of its potentially-deemed, beneficially owned 5,902,205 shares of eGene common stock.

(c) Neither the Reporting Person nor, to the knowledge of the Reporting Person, any person named in Schedule A, has effected any transaction other than the one described herein in eGene common stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in Items 3, 4 and 5 and the agreements incorporated herein by reference and set forth as exhibits hereto, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of eGene, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit 1 – Agreement and Plan of Merger, dated as of April 12, 2007, among Holdings, Merger Sub and eGene. Incorporated by reference to Exhibit 1 to the Reporting Person’s Schedule 13D filed on April 23, 2007.

Exhibit 2 – Form of Voting Agreement, dated as of April 12, 2007, between the Reporting Person and each of eGene’s directors and executive officers, specifically Ming-Sun Liu (for himself and each of Justin Liu, Emily Liu and Jennifer Liu), Shing-Ching Lu,

Page 5 of 8 pages

Varoujan Amirkhanian, and Peter Sheu. Incorporated by reference to Exhibit 2 to the Reporting Person’s Schedule 13D filed on April 23, 2007.

Exhibit 3 – Form of Voting Agreement, dated as of April 12, 2007, between the Reporting Person and certain of eGene’s stockholders, specifically Mark Bright Investments Ltd. and Li-Jen Hua. Incorporated by reference to Exhibit 3 to the Reporting Person’s Schedule 13D filed on April 23, 2007.

Exhibit 4 – Warrant Purchase Agreement, dated as of April 30, 2007, by and between Holdings and Daniel Ryweck.

Exhibit 5 – Warrant Purchase Agreement, dated as of April 30, 2007, by and between Holdings and Corporate Capital Management, LLC.

Exhibit 6 – Warrant Purchase Agreement, dated as of May 8, 2007, by and between Holdings and Michael S. Kelly.

Exhibit 7 – Warrant Purchase Agreement, dated as of May 8, 2007, by and between Holdings and Mary J. Kelly.

Page 6 of 8 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 9, 2007

/S/ ROLAND SACKERS
Roland Sackers Chief Financial Officer

Page 7 of 8 pages

Schedule A

Set forth below are the names, positions with QIAGEN N.V., business addresses and principal occupations of the directors and executive officers of QIAGEN N.V.

Name, Position(s) Held and Business Addresses*	Present Principal Occupation

Directors
Prof. Dr. Detlev H. Riesner Citizenship: Germany	Chairman of the Supervisory Board, Supervisory Director, various companies

Dr. Heinrich Hornef Citizenship: Germany	Deputy Chairman of the Supervisory Board, Supervisory Director, various companies

Dr. Metin Colpan Citizenship: Germany	Supervisory Director, various companies

Dr. Franz A. Wirtz Citizenship: Germany	Supervisory Director, various companies

Erik Hornnaess Citizenship: Germany	Supervisory Director, various companies

Prof. Dr. Manfred Karobath Citizenship: Germany	Supervisory Director, various companies

Executive Officers
Peer M. Schatz Citizenship: Germany	Managing Director, Chief Executive Officer

Roland Sackers Citizenship: Germany	Managing Director, Chief Financial Officer

Dr. Joachim Schorr Citizenship: Germany	Managing Director, Senior Vice President, Research and Development

Bernd Uder Citizenship: Germany	Managing Director, Senior Vice President, Sales and Marketing

* All business addresses are:

c/o QIAGEN North American Holdings, Inc.

19300 Germantown Road

Germantown, MD 20874

Page 8 of 8 pages

Exhibit 4

WARRANT PURCHASE AGREEMENT

This Warrant Purchase Agreement (the “Agreement”) is made and entered into as of April 30, 2007, by and between QIAGEN North American Holdings, Inc. (the “Purchaser”), and Daniel Ryweck (the “Seller”).

In consideration of the mutual promises contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. Purchase, Sale and Exercise of Warrants. Subject to the terms and conditions of this Agreement, the Purchaser agrees to purchase a Certificate for Warrants to Purchase Common Stock numbered WB-0115 (the “Warrant”) representing the right to purchase 100,000 shares of the common stock, par value $0.001 per share (the “Common Stock”), of eGene, Inc., a Nevada corporation (the “Company”), at an exercise price of $0.45 per share, from the Seller, and the Seller agrees to sell the Warrant to the Purchaser for an aggregate purchase price of $65,000 (the “Purchase Price”). The purchase and sale of the Warrant shall take place at the offices of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., located at One Financial Center, Boston, MA 02111, on April 30, 2007, at 10:00 a.m., local time, or at such other time and place as to which the Seller and the Purchaser shall agree. At the closing, the Seller shall deliver the Warrant to the Purchaser against payment of the purchase price therefor by wire transfer of immediately available funds to an account specified in writing by the Seller.

2. Access to Information. The Purchaser acknowledges that it has had access to all material information concerning the Seller and the Company which it has requested. The Purchaser also acknowledges that it has had the opportunity to, and has to its satisfaction, questioned the officers of the Company with respect to the Purchaser’s investment hereunder. The Seller acknowledges that it has had access to all material information concerning the Company which it has requested, including information regarding the Company’s earnings for the fiscal quarter ended March 31, 2007.

3. Representations of the Seller. The Seller represents and warrants as follows: The Seller owns the Warrant beneficially and of record, free and clear of all liens, claims, charges and encumbrances. There is no restriction affecting the ability of the Seller to transfer the legal and beneficial title and ownership of the Warrant to the Purchaser and, upon delivery thereof to the Purchaser pursuant to the terms of this Agreement and of payment of the Closing Consideration at the Closing, the Buyer will acquire record and beneficial title to the Warrant free and clear of all liens, claims, charges and encumbrances. The Seller has the full legal right and power and all authority and approval required by law to enter into this Agreement and to perform its obligations hereunder.

4. Representations of the Purchaser. The Purchaser represents and warrants as follows: The Purchaser is acquiring the Warrant for its own account and with no present intention of distributing or selling the Warrant or the shares of Common Stock issuable upon exercise thereof (the “Warrant Shares”) in violation of the Securities Act of 1933, as amended, or any applicable state securities law. The Purchaser has been advised that no federal or state agency has made any recommendation or endorsement as to, or otherwise passed on the merits of, purchasing the Warrant or the Warrant Shares upon exercise thereof and that the ability of the Purchaser to transfer the Warrant or the Warrant Shares will be subject to restrictions arising from various federal and state laws. The Purchaser has the full legal right and power and all authority and approval required by law to enter into this Agreement and to perform its obligations hereunder.

5. General Provisions. This Agreement represents the entire agreement between the Seller and the Purchaser regarding the subject matter hereof, supersedes all prior agreements and understanding, and may only be amended in writing signed by the Seller and the Purchaser. This Agreement shall bind and benefit the successors, assigns, heirs, executors and administrators of the parties. This Agreement shall be governed in all respects by the laws of The State of California (without regard to its choice of law provisions). This Agreement may be executed in any number of counterparts, and by different parties hereto on separate counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[The remainder of this page is intentionally left blank and the signature page follows.]

2

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first set forth above.

PURCHASER:	QIAGEN NORTH AMERICAN HOLDINGS, INC.

By: /s/ ROLAND SACKERS
Name: Roland Sackers
Title: Chief Financial Officer

	Address:	19300 Germantown Road
Germantown, MD 20874

SELLER:
Daniel Ryweck

Address:

3

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first set forth above.

PURCHASER:	QIAGEN NORTH AMERICAN HOLDINGS, INC.

By:
Name: Roland Sackers
Title: Chief Financial Officer

	Address:	19300 Germantown Road
Germantown, MD 20874

SELLER:	By: /s/ DANIEL RYWECK
Daniel Ryweck

	Address:	13911 Ridgedale Drive
Suite 375
Minnetonka, MN 55305

4

Exhibit 5

WARRANT PURCHASE AGREEMENT

This Warrant Purchase Agreement (the “Agreement”) is made and entered into as of April 30, 2007, by and between QIAGEN North American Holdings, Inc. (the “Purchaser”), and Corporate Capital Management, LLC (the “Seller”).

In consideration of the mutual promises contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. Purchase, Sale and Exercise of Warrants. Subject to the terms and conditions of this Agreement, the Purchaser agrees to purchase Certificates for Warrants to Purchase Common Stock numbered WB-0111 and WB-0113 (the “Warrant”) representing the right to purchase an aggregate of 240,000 shares of the common stock, par value $0.001 per share (the “Common Stock”), of eGene, Inc., a Nevada corporation (the “Company”), at an exercise price of $0.45 per share, from the Seller, and the Seller agrees to sell the Warrant to the Purchaser for an aggregate purchase price of $156,000 (the “Purchase Price”). The purchase and sale of the Warrant shall take place at the offices of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., located at One Financial Center, Boston, MA 02111, on April 30, 2007, at 10:00 a.m., local time, or at such other time and place as to which the Seller and the Purchaser shall agree. At the closing, the Seller shall deliver the Warrant to the Purchaser against payment of the purchase price therefor by wire transfer of immediately available funds to an account specified in writing by the Seller.

2. Access to Information. The Purchaser acknowledges that it has had access to all material information concerning the Seller and the Company which it has requested. The Purchaser also acknowledges that it has had the opportunity to, and has to its satisfaction, questioned the officers of the Company with respect to the Purchaser’s investment hereunder. The Seller acknowledges that it has had access to all material information concerning the Company which it has requested, including information regarding the Company’s earnings for the fiscal quarter ended March 31, 2007.

3. Representations of the Seller. The Seller represents and warrants as follows: The Seller owns the Warrant beneficially and of record, free and clear of all liens, claims, charges and encumbrances. There is no restriction affecting the ability of the Seller to transfer the legal and beneficial title and ownership of the Warrant to the Purchaser and, upon delivery thereof to the Purchaser pursuant to the terms of this Agreement and of payment of the Closing Consideration at the Closing, the Buyer will acquire record and beneficial title to the Warrant free and clear of all liens, claims, charges and encumbrances. The Seller has the full legal right and power and all authority and approval required by law to enter into this Agreement and to perform its obligations hereunder.

4. Representations of the Purchaser. The Purchaser represents and warrants as follows: The Purchaser is acquiring the Warrant for its own account and with no present intention of distributing or selling the Warrant or the shares of Common Stock issuable upon exercise thereof (the “Warrant Shares”) in violation of the Securities Act of 1933, as amended, or any applicable state securities law. The Purchaser has been advised that no federal or state agency has made any recommendation or endorsement as to, or otherwise passed on the merits of, purchasing the Warrant or the Warrant Shares upon exercise thereof and that the ability of the Purchaser to transfer the Warrant or the Warrant Shares will be subject to restrictions arising from various federal and state laws. The Purchaser has the full legal right and power and all authority and approval required by law to enter into this Agreement and to perform its obligations hereunder.

5. General Provisions. This Agreement represents the entire agreement between the Seller and the Purchaser regarding the subject matter hereof, supersedes all prior agreements and understanding, and may only be amended in writing signed by the Seller and the Purchaser. This Agreement shall bind and benefit the successors, assigns, heirs, executors and administrators of the parties. This Agreement shall be governed in all respects by the laws of The State of California (without regard to its choice of law provisions). This Agreement may be executed in any number of counterparts, and by different parties hereto on separate counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[The remainder of this page is intentionally left blank and the signature page follows.]

2

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first set forth above.

PURCHASER:	QIAGEN NORTH AMERICAN HOLDINGS, INC.

By: /s/ ROLAND SACKERS
Name: Roland Sackers
Title: Chief Financial Officer

	Address:	19300 Germantown Road
Germantown, MD 20874

SELLER:	CORPORATE CAPITAL MANAGEMENT, LLC

By:
Name:
Title:

Address:

3

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first set forth above.

PURCHASER:	QIAGEN NORTH AMERICAN HOLDINGS, INC.

By:
Name: Roland Sackers
Title: Chief Financial Officer

	Address:	19300 Germantown Road
Germantown, MD 20874

SELLER:	CORPORATE CAPITAL MANAGEMENT, LLC

By: /s/ MARK SAVAGE
Name: Mark Savage
Title: President

	Address:	13911 Ridgedale Drive
Suite 375
Minnetonka, MN 55305

4

Exhibit 6

WARRANT PURCHASE AGREEMENT

This Warrant Purchase Agreement (the “Agreement”) is made and entered into as of May 8, 2007, by and between QIAGEN North American Holdings, Inc. (the “Purchaser”), and Michael S. Kelly (the “Seller”).

In consideration of the mutual promises contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. Purchase, Sale and Exercise of Warrants. Subject to the terms and conditions of this Agreement, the Purchaser agrees to purchase a Certificate for Warrants to Purchase Common Stock numbered WB-0114 (the “Warrant”) representing the right to purchase 200,000 shares of the common stock, par value $0.001 per share (the “Common Stock”), of eGene, Inc., a Nevada corporation (the “Company”), at an exercise price of $0.45 per share, from the Seller, and the Seller agrees to sell the Warrant to the Purchaser for an aggregate purchase price of $130,000 (the “Purchase Price”). The purchase and sale of the Warrant shall take place at the offices of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., located at One Financial Center, Boston, MA 02111, on May     , 2007, at 10:00 a.m., local time, or at such other time and place as to which the Seller and the Purchaser shall agree. At the closing, the Seller shall deliver the Warrant to the Purchaser against payment of the purchase price therefor by wire transfer of immediately available funds to an account specified in writing by the Seller.

2. Access to Information. The Purchaser acknowledges that it has had access to all material information concerning the Seller and the Company which it has requested. The Purchaser also acknowledges that it has had the opportunity to, and has to its satisfaction, questioned the officers of the Company with respect to the Purchaser’s investment hereunder. The Seller acknowledges that it has had access to all material information concerning the Company which it has requested, including information regarding the Company’s earnings for the fiscal quarter ended March 31, 2007.

3. Representations of the Seller. The Seller represents and warrants as follows: The Seller owns the Warrant beneficially and of record, free and clear of all liens, claims, charges and encumbrances. There is no restriction affecting the ability of the Seller to transfer the legal and beneficial title and ownership of the Warrant to the Purchaser and, upon delivery thereof to the Purchaser pursuant to the terms of this Agreement and of payment of the Closing Consideration at the Closing, the Buyer will acquire record and beneficial title to the Warrant free and clear of all liens, claims, charges and encumbrances. The Seller has the full legal right and power and all authority and approval required by law to enter into this Agreement and to perform its obligations hereunder.

4. Representations of the Purchaser. The Purchaser represents and warrants as follows: The Purchaser is acquiring the Warrant for its own account and with no present intention of distributing or selling the Warrant or the shares of Common Stock issuable upon exercise thereof (the “Warrant Shares”) in violation of the Securities Act of 1933, as amended, or any applicable state securities law. The Purchaser has been advised that no federal or state agency has made any recommendation or endorsement as to, or otherwise passed on the merits of, purchasing the Warrant or the Warrant Shares upon exercise thereof and that the ability of the

Purchaser to transfer the Warrant or the Warrant Shares will be subject to restrictions arising from various federal and state laws. The Purchaser has the full legal right and power and all authority and approval required by law to enter into this Agreement and to perform its obligations hereunder.

5. General Provisions. This Agreement represents the entire agreement between the Seller and the Purchaser regarding the subject matter hereof, supersedes all prior agreements and understanding, and may only be amended in writing signed by the Seller and the Purchaser. This Agreement shall bind and benefit the successors, assigns, heirs, executors and administrators of the parties. This Agreement shall be governed in all respects by the laws of The State of California (without regard to its choice of law provisions). This Agreement may be executed in any number of counterparts, and by different parties hereto on separate counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[The remainder of this page is intentionally left blank and the signature page follows.]

2

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first set forth above.

PURCHASER:	QIAGEN NORTH AMERICAN HOLDINGS, INC.

By: /s/ ROLAND SACKERS
Name: Roland Sackers
Title: Chief Financial Officer

	Address:	19300 Germantown Road
Germantown, MD 20874

SELLER:
Michael S. Kelly

	Address:	1135 Settlers Road
Medina, MN 55340

3

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first set forth above.

PURCHASER:	QIAGEN NORTH AMERICAN HOLDINGS, INC.

By:
Name: Roland Sackers
Title: Chief Financial Officer

	Address:	19300 Germantown Road
Germantown, MD 20874

SELLER:	By: /s/ MICHAEL S. KELLY
Michael S. Kelly

	Address:	1135 Settlers Road
Medina, MN 55340

4

Exhibit 7

WARRANT PURCHASE AGREEMENT

This Warrant Purchase Agreement (the “Agreement”) is made and entered into as of May 8, 2007, by and between QIAGEN North American Holdings, Inc. (the “Purchaser”), and Mary J. Kelly (the "Seller”).

In consideration of the mutual promises contained herein and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

1. Purchase, Sale and Exercise of Warrants. Subject to the terms and conditions of this Agreement, the Purchaser agrees to purchase a Certificate for Warrants to Purchase Common Stock numbered WB-0112 (the “Warrant”) representing the right to purchase 40,000 shares of the common stock, par value $0.001 per share (the “Common Stock”), of eGene, Inc., a Nevada corporation (the “Company”), at an exercise price of $0.45 per share, from the Seller, and the Seller agrees to sell the Warrant to the Purchaser for an aggregate purchase price of $26,000 (the “Purchase Price”). The purchase and sale of the Warrant shall take place at the offices of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., located at One Financial Center, Boston, MA 02111, on May     , 2007, at 10:00 a.m., local time, or at such other time and place as to which the Seller and the Purchaser shall agree. At the closing, the Seller shall deliver the Warrant to the Purchaser against payment of the purchase price therefor by wire transfer of immediately available funds to an account specified in writing by the Seller.

2. Access to Information. The Purchaser acknowledges that it has had access to all material information concerning the Seller and the Company which it has requested. The Purchaser also acknowledges that it has had the opportunity to, and has to its satisfaction, questioned the officers of the Company with respect to the Purchaser’s investment hereunder. The Seller acknowledges that it has had access to all material information concerning the Company which it has requested, including information regarding the Company’s earnings for the fiscal quarter ended March 31, 2007.

3. Representations of the Seller. The Seller represents and warrants as follows: The Seller owns the Warrant beneficially and of record, free and clear of all liens, claims, charges and encumbrances. There is no restriction affecting the ability of the Seller to transfer the legal and beneficial title and ownership of the Warrant to the Purchaser and, upon delivery thereof to the Purchaser pursuant to the terms of this Agreement and of payment of the Closing Consideration at the Closing, the Buyer will acquire record and beneficial title to the Warrant free and clear of all liens, claims, charges and encumbrances. The Seller has the full legal right and power and all authority and approval required by law to enter into this Agreement and to perform its obligations hereunder.

4. Representations of the Purchaser. The Purchaser represents and warrants as follows: The Purchaser is acquiring the Warrant for its own account and with no present intention of distributing or selling the Warrant or the shares of Common Stock issuable upon exercise thereof (the “Warrant Shares”) in violation of the Securities Act of 1933, as amended, or any applicable state securities law. The Purchaser has been advised that no federal or state agency has made any recommendation or endorsement as to, or otherwise passed on the merits of, purchasing the Warrant or the Warrant Shares upon exercise thereof and that the ability of the

Purchaser to transfer the Warrant or the Warrant Shares will be subject to restrictions arising from various federal and state laws. The Purchaser has the full legal right and power and all authority and approval required by law to enter into this Agreement, and to perform its obligations hereunder.

5. General Provisions. This Agreement represents the entire agreement between the Seller and the Purchaser regarding the subject matter hereof, supersedes all prior agreements and understanding, and may only be amended in writing signed by the Seller and the Purchaser. This Agreement shall bind and benefit the successors, assigns, heirs, executors and administrators of the parties. This Agreement shall be governed in all respects by the laws of The State of California (without regard to its choice of law provisions). This Agreement may be executed in any number of counterparts, and by different parties hereto on separate counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

[The remainder of this page is intentionally left blank and the signature page follows.]

2

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first set forth above.

PURCHASER:	QIAGEN NORTH AMERICAN HOLDINGS, INC.

By: /s/ ROLAND SACKERS
Name: Roland Sackers
Title: Chief Financial Officer

	Address:	19300 Germantown Road
Germantown, MD 20874

SELLER:
Mary J. Kelly

	Address:	1135 Settlers Road
Medina, MN 55340

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IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first set forth above.

PURCHASER:	QIAGEN NORTH AMERICAN HOLDINGS, INC.

By:
Name: Roland Sackers
Title: Chief Financial Officer

	Address:	19300 Germantown Road
Germantown, MD 20874

SELLER:	By: /s/ MARY J. KELLY
Mary J. Kelly

	Address:	1135 Settlers Road
Medina, MN 55340

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